SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. – Relevant Matter - Mandatory Public Tender Offer. The Prospectus referred to in the letter below is available on the webpage of the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores at http://www.cnv.gov.ar.

FREE TRANSLATION

Buenos Aires, September 14, 2016

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Telecom Argentina S.A. – Relevant Matter - Mandatory Public Tender Offer

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), regarding the Mandatory Public Tender Offer as a result of the change of control announced by Fintech Telecom, LLC (‘Fintech’), for all Class B common shares issued by Telecom Argentina (the ‘OPA’).

In this regard, a copy of the Prospectus for the Mandatory Public Tender Offer, approved by the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores, was received today from Fintech.

Sincerely,

Mariano M. Ibañez,
Chairman

Buenos Aires, September 14, 2016

Telecom Argentina S.A.

Av. Alicia Moreau de Justo 50

C1107AAB – Ciudad de Buenos Aires

Mr Mariano M. Ibañez, Chairman of the Board of Telecom Argentina S.A

RE: Public Offer to Purchase Shares (the ‘Mandatory Public Tender Offer’ or the ‘OPA’) issued by Telecom Argentina S.A. tendered by Fintech Telecom, LLC.

Dear Sirs,

I am writing to you as Attorney- in-fact of Fintech Telecom, LLC (the ‘Offeror’) to send you the final version of the Prospectus dated September 14, 2016, approved by the Argentine Securities & Exchange Commission or the Comisión Nacional de Valores, in relation to the Mandatory Public Tender Offer, whose formal terms were approved by the Board of Directors of the Commission on its meeting held on September 6, 2016.

We notify the preceding in order for it to be published as a relevant matter in the ‘Autopista de Información Financiera’ of the CNV.

We kindly request to return a signed copy of this letter as evidence of notification.

Sincerely,

Carolina Curzi

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 15, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations